WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2017

(In thousands)

Total stockholder's equity per balance sheet	$	342,693
Additions to capital – deferred tax and capitalized lease adjustment		6,811
Redeemable noncontrolling interests		2,626
Total stockholder's equity for computation of net capital		352,130
Nonallowable assets:		
Investments in affiliates		225,123
Fixed assets		32,936
Other assets		64,062
Total nonallowable assets		322,121
Haircuts on securities		1,986
Net capital		28,023
Computation of alternative net capital requirement Rule 15c3-1		
Net capital requirement (greater of $250 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		250
Excess of net capital	$	27,773

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2017, FOCUS Part IIA filed on January 25, 2018.

See accompanying report of independent registered public accounting firm.